Exhibit 1.01

WABCO Holdings Inc.

Conflict Minerals Report

For The Year Ended December 31, 2018

Background

This Report for the year ended December 31, 2018 is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Definitions

The following definitions have been used in this Report:

“3TG” means tantalum, tin, tungsten and gold;

“Conflict Minerals Report” or “Report” means this conflict minerals report;

“conflict minerals” means (i) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or (ii) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country;

“Covered Countries” means the Democratic Republic of the Congo or an adjoining country;

“WABCO,” the “Company,” “we,” “us,” or “our” means WABCO Holdings Inc. and our majority-owned subsidiaries.

1. Company and Products Overview

This Report has been prepared by the management of WABCO.

WABCO engineers, develops, manufactures and sells integrated systems controlling advanced braking, stability, suspension, steering, and transmission automation as well as air management systems primarily for commercial vehicles. WABCO’s largest selling products are pneumatic anti-lock braking systems (ABS), electronic braking systems (EBS), electronic stability control (ESC) and automated manual transmission (AMT) systems, brake controls, air disc brakes and a large variety of conventional mechanical products such as actuators, air compressors and air control valves for medium- and heavy-duty trucks, buses and trailers. WABCO’s production also includes hydraulic components, controls and brake systems for heavy-duty, off high-way vehicles. In addition, we supply commercial vehicle aftermarket distributors and service partners as well as fleet operators with replacement parts, fleet management solutions, diagnostic tools, training and other expert services. WABCO sells its products primarily to four groups of customers around the world: truck and bus original equipment manufacturers (OEMs), trailer OEMs, commercial vehicle aftermarket distributors of replacement parts and services, and automotive OEMs. WABCO also provides remanufacturing services globally.

We conducted an analysis of our products and found that conflict minerals are found in certain of our products.

We use a broad range of raw materials and parts to manufacture the end-products we sell to our customers. We source pre-manufactured and raw materials from suppliers around the globe. We have processes and procedures for how we select, nominate and appoint suppliers and set out guidelines and requirements in our Supplier Manual. In the second half of 2017 WABCO acquired R.H. Sheppard Inc. (“Sheppard”), and purchased Meritor Inc.’s stake in Meritor WABCO joint venture. A number of subsidiaries were acquired in previous years, i.e. Transics International BVBA (“Transics”) in 2014, MICO, Inc. (“Mico”) and Laydon Composites Ltd (“Laydon”) in 2016. These entities were part of our conflict minerals inquiries for 2018. However, as the inquiries of the acquired entities were conducted independently from the inquiries for the Company as a whole, the numbers for them will be provided separately.

2. Reasonable Country of Origin Inquiry and Conclusion

In our diligence on conflict minerals, we conducted a good faith review of our WABCO supplier population and supply chain and conducted a survey of substantially all of our suppliers that we made payments to in 2018 through the use of our online data program as well as direct correspondence. In our efforts to increase the effectiveness of our supplier responses, we prioritized obtaining supplier responses that covered a greater amount of the materials supplied to us in 2018, as determined by our material expenditures. We received responses from 404 suppliers. In 2018, the amount of materials that we purchased from suppliers that was covered by these supplier responses represented approximately 66% per cent of our direct material expenditures in 2018. Within Sheppard, Transics, Mico, Laydon and WABCO USA LLC we conducted a good faith review of the respective supplier populations and supply chains. In total we surveyed 476 of our suppliers in these entities, and received responses from 173, that represented approximately 53 per cent of our direct material expenditures in 2018 in Sheppard; 99 per cent in Transics; 46 per cent in Mico; 10 per cent in Laydon and 27 per cent in WABCO USA LLC.

Based upon information available to us at the present time and after completing our diligence, we are unable to determine the origin of the 3TG in certain of our products. Due to a number of unidentified smelters referred to by our suppliers as the potential source of some of the 3TG materials in our products, we are unable to determine whether our products contain conflict minerals that originate from the Covered Countries.

3. Due Diligence Process

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for 3TG.

Management System

WABCO has established a multidisciplinary team for conflict minerals compliance. The team, consisting of senior leaders of our Company together with functional experts from Legal, Quality Management, Sourcing & Purchasing and Corporate Communications, is responsible for designing and implementing our conflict minerals compliance strategy. Senior management is systematically briefed on actions by the team, and oversight is provided by the Chief Legal Officer. As we do not typically have a direct relationship with 3TG smelters and refiners, we actively cooperate and engage with our suppliers and customers to exchange information relating to conflict minerals. We ensure that we continuously report on our mineral supply chain due diligence to our customers, always taking into consideration the latest available data at the time. We have established a centralized communication point, facilitating internal and external questions to be raised to the internal team of experts.

We have adopted a database to retain and extract relevant documentation with respect to conflict minerals disclosures and ensure traceability of supplier responses and upstream reporting by WABCO to its customers. In addition, we have invested in a software tool to assist us in monitoring the requests of reports and the submission of declarations by suppliers, as well as in collating reported data.

We have implemented controls within the Company to provide mechanisms of reporting, awareness and transparency, which include, but are not limited to, our Supplier Manual and specific conflict minerals clauses in our supplier contracts which is further described below.

We have adopted the following conflict minerals policy:

SECURITIES AND EXCHANCE COMMISSION COMPLIANT CONFLICT MINERALS POLICY

WABCO is committed to responsible sourcing and supports the humanitarian objective of ending ongoing violence funded by the trade of conflict minerals from the eastern portion of the Democratic Republic of the Congo and surrounding countries (“Conflict Region”).

WABCO fully supports U.S. legislation on the supply of conflict minerals, including the rules adopted by Securities and Exchange Commission. Conflict minerals include gold, tin, tantalum and tungsten. The U.S Secretary of State may designate other minerals in the future.

WABCO’S COMMITMENT

> WABCO endorses the objectives of the U.S. legislation to address the trade of conflict minerals. > WABCO will not knowingly procure minerals from the Conflict Region unless they are certified as conflict free by an independent third party. > WABCO is committed to complying with the due diligence requirements to determine the source of conflict minerals used within its products and expects its suppliers to assist with this task.

WABCO’S EXPECTATIONS

WABCO expects all of its suppliers to comply with the WABCO Master Supply Agreement Terms and Conditions relating to conflict minerals and to carry out sufficient due diligence to ensure that their supply chain is conflict free. The aim is to ensure that only “conflict free” materials and components are used in products that we procure.

As a leading global supplier of commercial vehicle technologies, WABCO is committed to ensuring social responsibility in our supply chain and helping to prevent the trade of conflict minerals which finance or benefit armed groups in the conflict region. For further information please contact conflictminerals@wabco-auto.com.

Our policy is publicly available on our website at:

http://www.wabco-auto.com/en/suppliers/suppliers-information/conflict-minerals-policy

We have longstanding grievance mechanisms whereby employees, customers and suppliers can report violations of WABCO’s policies, including any violation of the Conflicts Mineral Policy. Our Code of Conduct and Supplier Manual establish reporting lines for employees and suppliers to report breaches of WABCO policies.

4. Identify and assess risk in the supply chain

In our diligence on conflict minerals, we conducted a good faith review of our supplier population and supply chain and conducted a survey of suppliers that represent substantially all of our direct materials expenditure in 2018. Given the scale of our supplier base and their sub-suppliers, we believe that our approach was reasonable in design as it captures the core materials used in the manufacture of our products. For 2018, we received responses from 38 per cent of the suppliers surveyed. We rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us – including components and materials that are supplied to them from lower tier suppliers. Contracts with our suppliers are typically in force for three to five years and we cannot unilaterally impose new contract terms and flow-down requirements. As we enter into new contracts with existing and new suppliers, we have added a clause to require suppliers to provide information about the source of conflict minerals and smelters. In addition for any new RFQs to suppliers we incorporate these contract terms in the standard document and include our Conflict Minerals reporting template.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify all participants to the supply tiers. We have applied industry-wide standards in efforts to obtain information and support supply chain visibility.

We conducted a survey of those suppliers described above using the template developed and updated by the Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the Conflict Free Sourcing Initiative (CFSI) Template (the “Template”).

5. Design and Implement a Strategy to Respond to Risks

WABCO has developed a program through which the Company’s conflict minerals policy is implemented, managed and monitored (“CM Risk Management Plan”).

As part of the CM Risk Management Plan, we have sought to enhance supplier awareness, understanding and engagement with respect to conflict minerals by including contractual terms in our supplier contracts. This includes an express clause in our contracts with suppliers, which states our obligation to comply with the Rule on conflict minerals and requires our suppliers to warrant that all products supplied to the Company are DRC conflict free and disclose upon request the source of all conflict minerals contained in their products. Furthermore, we require all suppliers to complete a conflict minerals disclosure report using the Template described above. We additionally provide a website link in our supplier contracts to our Conflict Minerals Policy.

If we determine that supplier sources 3TG used in our products from the Covered Countries, we intend to engage with such supplier with a view to establishing an alternative source of 3TG in accordance with the OECD Guidance or to ensure that any 3TG component is derived from a certified DRC conflict free source.

We do not have direct relationships with 3TG smelters and refiners and therefore do not perform or direct audits of these entities within our supply chain.

6. Report on supply chain due diligence

This Conflict Minerals Report is available on our website at www.wabco-auto.com >>> Investor Relations >>> Conflict Minerals.

7. Due Diligence, Results

Survey and Responses

Our survey was sent to the suppliers representing substantially all of our direct materials expenditure in 2018 with a letter from a WABCO Purchasing senior leader. We issued regular reminder communications to suppliers who did not initially respond, to remind them about the importance of reporting on the use of conflict minerals and to urge them to do so by following the steps provided. We reviewed responses against criteria developed to determine which suppliers required further inquiry. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the completed Templates submitted by the suppliers. We have worked directly with these suppliers to obtain such responses.

We are using a software tool to simplify the monitoring of requests and submission of declarations by suppliers, which has enabled us to provide, for those registered on the platform, a list of WABCO components by supplier, thus simplifying the process for the supplier of submitting a response on the use of conflict minerals.

The 577 responses received from the survey were mostly generated using the Template, with a small number of respondents providing letters or declarations, concerning the status of conflict minerals in their products and supply chain.

WABCO’s suppliers vary widely in size and sophistication and we believe that many suppliers and smelters lack the administrative resources needed to provide accurate and complete Templates customized to each customer requesting information. As a result, and despite multiple reminders, many suppliers did not respond to our survey in time for this Report. WABCO continues to collect and process supplier data in an ongoing effort. The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that the supplier supplies to us, or were otherwise unable to specify the smelters or refiners used for components supplied to us. We were therefore unable to determine whether any of the 3TG that these suppliers reported was contained in components or parts that the suppliers supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Despite our process and efforts with suppliers as described above, a significant amount of responses to our survey did not provide sufficient information for us to ascertain the identity of additional smelter references provided by these suppliers. Because most of the relevant suppliers provided responses to the Template at a company level and some of the suppliers who indicated they use Conflict Minerals provided us with interim responses or incomplete information, we have been unable to determine whether any of the Conflict Minerals reported by those suppliers were actually contained in the items supplied to us. While some of the relevant suppliers provided a smelter list as part of their response to our survey, we are unsure of the reliability of the information because of the factors cited earlier in this paragraph. Consequently, we are not disclosing smelters, refiners or countries of origin in this Report.

The aggregate responses included 314 names of smelters or refiners used by our suppliers which were identified in the CFSI Standard Smelter List, as well as a substantial number of not listed smelters based on the information provided by the suppliers. The large majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to WABCO. A small minority of suppliers provided information at a part number level.

Given the incomplete information provided by our suppliers, we are unable at this time to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us, or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to determine mine or location of origin

Through our establishment of a management structure, assessment of risk, development of a Conflict Minerals Policy and our implementation of a disciplined due diligence program with respect to conflict minerals, we believe that we have established a solid foundation comprising all of the information reasonably available at this time for determining the smelters or locations of origin of the 3TG in our supply chain.

We have followed the methodology outlined by the CFSI’s joint industry programs and outreach initiatives, and have sought information about 3TG smelters and refiners in our supply chain by requesting our suppliers to complete the Template.

Based upon information available to us at the present time, we are unable with absolute assurance to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries.

8. Steps to be taken to mitigate risk

We continually enhance our due diligence process regarding the country of origin of conflict minerals contained in our manufactured products. Our approach includes the following action items:

a. Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b. Review type of suppliers requested to supply information to ensure capture of high risk suppliers.

c. Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses, in particular the use of appropriate templates, data bases and providing complete and consistent information.

d. Engage any of our suppliers found to be supplying us with 3TG from sources that support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict.

e. Continue to validate supplier responses through supplier engagement and industry-wide smelter validations programs.

f. Implement improvements to data collection, analysis and reporting tools, including increased use of technology.

g. Adapt supplier survey to evolving supply base.

h. Engage with suppliers that provided incomplete or uncertain information or did not respond to supplier requests.

Date: May 30, 2019

WABCO HOLDINGS INC.

By:	/s/ Lisa J. Brown
Name:	Lisa J. Brown
Title:	Chief Legal Officer & Company Secretary